Iron Bridge Mortgage Fund, LLC
9755 SW Barnes Road, Suite 420
Portland, Oregon 97225

IRONBRIDGE MORTGAGEFUND

FOURTH QUARTER 2018 FINANCIAL RESULTS

MANAGEMENT COMMENTARY:

During the fourth quarter, the Company experienced a modest slowdown in loan demand, reflecting both seasonality and the well documented slowdown in the residential real estate market during the second half of 2018. However, loan demand has improved during January 2019, and our seasoned borrowers continue to find attractively priced projects. Our strategy remains to market to the highest quality borrowers and to lower our loan pricing as needed to remain competitive. The Company began tightening its underwriting guidelines during 2017 and will continue to adjust underwriting guidelines accordingly. The reported slowdown in the residential real estate market has not led to an increase in non-performing loans. The Company raised approximately $8.1 million of 6% Senior Secured Demand Notes through December 2018, which is providing additional low cost capital. Unfortunately, the benefit of this lower cost capital was offset during 2018 by a corresponding increase in the line of credit interest expense, as a result of four 25 basis-point rate increases by the Federal Reserve. However, during January 2019 the Company was able to negotiate another 50 basis point reduction in the interest rate paid on its line of credit. In addition, the Company reclassified 3 "REO Assets" during the fourth quarter to "Real Estate Assets Held for Use", reflecting progress toward stabilizing the assets. Measures of investment security (portfolio loan-to-value, asset coverage ratios and interest coverage ratios) all remained healthy, showing no material change when compared to prior periods.

LOAN-TO-VALUE, ASSET COVERAGE & INTEREST COVERAGE

- **Portfolio "After Repair" LTV:** Active loans 66%, paid off loans (actual) 64% vs paid off loans (estimate) 66%
- **Cumulative "As-Is" LTV:** Bank Borrowings 20%, Senior Notes 28%, Junior Notes 56%, Equity 75%
- **Cumulative "As-Is" Asset Coverage:** Bank Borrowings 4.9x, Senior Notes 3.6x, Junior Notes 1.8x, Equity 1.3x
- **Cumulative Interest Coverage:** Bank Borrowings 6.7x, Senior Notes 5.3x, Junior Notes 2.6x

INCOME STATEMENT HIGHLIGHTS

- **Net Income:** $678,676, down 6.2% quarter/quarter, down 3.3% year/year
- **Net Interest Margin:** 8.362%, down 52 basis points quarter/quarter, down 53 basis points year/year
- **Net Interest Rate Spread:** 7.217%, down 38 basis points quarter/quarter, up 1 basis point year/year
- **Interest Income:** $2,684,209, up 0.1% quarter/quarter, down 5.4% year/year
- **Interest Expense:** $1,113,042, up 5.1% quarter/quarter, up 13.2% year/year
- **Net Interest Income:** $1,571,167, down 3.2% quarter/quarter, up 0.4% year/year

BALANCE SHEET HIGHLIGHTS

- **Total Assets:** $78.3 million, down 7.8% quarter/quarter, up 6.1% year/year
- **Loans Receivable:** $67.3 million, down 10.0% quarter/quarter, up 0.3% year/year
- **Equity:** $20.3 million (25.9% of total assets), down 1.6% quarter/quarter, up 0.6% year/year
- **Junior Notes:** $28.4 million (36.2% of total assets), up 3.3% quarter/quarter, down 16.0% year/year
- **Senior Notes:** $8.1 million (10.3% of total assets), up 26.1% quarter/quarter, offering initiated March 1, 2018
- **Bank Borrowings:** $20.8 million (26.5% of total assets), down 29.7% quarter/quarter, up 9.3% year/year

LOANS & ASSET QUALITY

- **Allowance for Loan Losses:** $815,947 (1.2% of UPB). $45,275 in provisions added. $155,869 loans charged off.
- **Delinquent Loans:** 2 new loans became delinquent. 1 delinquent loan charged off. Total delinquent loans $3.1 million or 4.5% of UPB, comprised of 2 non-performing (2.1% of UPB), 2 non-accruing (2.4% of UPB).
- **REO Assets:** 5 new REO Assets acquired. 4 REO Asset sold. 3 REO Assets converted to Real Estate Assets Held for Use. Total REO Assets $3.3 million (6 properties)
- **Real Estate Assets Held for Use:** 3 REO Assets converted to Real Estate Held for Use. Total Real Estate Assets Held for Use $6.4 million (3 properties)

Portfolio Loan-to-Value and Interest Coverage

Portfolio Loan-to-Value based on "After-Repair" Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the "after-repair" value for each property. The Company's "after-repair" value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds and represents the Company's estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing borrowers with a higher quality of service. The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company's estimated valuation for those same properties at the time the loans were made. This monthly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on "after-repair" value:

Loan-to-Value Based on "After-Repair" Value	As of or for the Three Months Ended December 31,		As of or for the Year Ended December 31,	
	2018	2017	2018	2017
Loan to value - active loans, end of period				
Unpaid principal balance	$ 68,590,539	$ 68,410,996	$ 68,590,539	$ 68,410,996
Unfunded loan balance (1)	9,491,811	7,647,593	9,491,811	7,647,593
Estimated "after-repair" value (2)	118,625,000	112,062,500	118,625,000	112,062,500
Estimated "after-repair" loan-to-value (3)	66%	68%	66%	68%
Loan to value - properties sold retail, during period				
Principal balance	$ 23,976,997	$ 16,436,166	$ 85,119,195	$ 68,297,135
Actual sale price	37,274,453	27,437,631	134,685,603	114,128,955
Actual loan-to-sale price (4)	64%	60%	63%	60%
Original "after-repair" loan-to-value estimate	66%	64%	66%	66%
Number of loans	83	64	284	263
Loans refinanced or properties sold wholesale, during period				
Unpaid principal balance	$ 5,549,733	$ 7,390,722	$ 16,035,210	$ 18,596,987
Number of loans	14	22	61	75

(1) Unfunded loan balance is comprised of construction funds that have been approved but not yet disbursed.
(2) Estimated "after repair" value assumes all loans are fully funded and improvements to real estate have been completed. Real estate values are based on the Company's "after-repair" value estimates.
(3) Estimated "after-repair" loan-to-value is calculated by dividing the sum of the unpaid principal balance and the unfunded loan balance by the estimated "after-repair" value. The principal balance of each loan was used to calculate the weighted average.
(4) Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) were excluded from the calculation.

The Company does not charge interest to borrowers on loan proceeds held back for improvements until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these loan proceeds as an unfunded loan balance. The Company's unfunded loan balance as of December 31, 2018 was $9.5 million compared to $7.6 million as of December 31, 2017. For purposes of calculating the estimated "after-repair" loan-to-value on the active Portfolio Loans, the Company assumes loan commitments are fully funded and associated improvements to the real estate collateral have been completed.

As of December 31, 2018, the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 66%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended December 31, 2018 was 64%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 2 percentage points more conservative than the actual sale prices, on average.

This compares to December 31, 2017 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 68%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended December 31, 2017 was 60%, compared to our estimated weighted average "after-repair" loan-to-value of 64% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 4% percentage points more conservative than the actual sale prices, on average.

During the year ended December 31, 2018 the weighted average loan-to-sales price of paid off Portfolio Loans was 63%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 3% percentage points more conservative than the actual sale prices, on average.

By comparison, during the year ended December 31, 2017 the weighted average loan-to-sales price of paid off Portfolio Loans was 60%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 6% percentage points more conservative than actual sale prices, on average.

It is important to point out that our "after-repair" loan to value estimates are calculated at the time the loans are made and are based on comparable sold properties available at that time, and assume no future price appreciation. If the real estate market appreciates during the life of the loan, our borrowers may sell their properties at higher prices than originally estimated, resulting in a lower loan-to-sales price percentage. Similarly, if real estate prices depreciate during the life of the loan, our borrowers may sell their properties at lower prices than originally estimated, resulting in a higher loan-to sale price percentage. The Company monitors these trends and adjusts its valuation methodology accordingly.

"As-Is" Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the "as-is" real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight-line percentage completion method to estimate the "as-is" real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed at period end and then multiplies this percentage completion by the total estimated value add (estimated "after-repair" value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the "as-is" value of the real estate collateral at period end. This estimated "as-is" value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the "as-is" loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following "as-is" loan-to-value and asset coverage analysis (based on percentage completion) will be lower and more conservative than the "after-repair" values and "after-repair" loan-to-values provided above, which assume 100% project completion and associated value added.

The following table provides the cumulative "as-is" loan-to-value and cumulative "as-is" asset coverage ratios for all four tiers of the Company's capital structure at the dates indicated, based on the estimated "as-is" valuation of real estate collateral.

Loan-to-Value and Asset Coverage based on "As-Is" Value		
	As of the Year Ended December 31,	
	2018	2017
Estimated value added through construction improvements		
Estimated "after-repair" value	$ 118,625,000	$ 112,062,500
Real estate purchase price	69,906,529	60,578,984
Total estimated value add	$ 48,718,471	$ 51,483,516
Estimated percentage completion of capital improvements		
Construction loan commitments	$ 18,414,620	$ 21,983,628
Undisbursed construction loan balance	9,491,811	7,647,593
Disbursed construction loan funds	8,922,809	14,336,035
Percentage completion	48%	65%
Real estate value added based on percentage completion	$ 23,606,548.03	$ 33,573,597.92
Real estate purchase price	69,906,529	60,578,984
Estimated "as-is" real estate value of loan portfolio	93,513,077	94,152,582
Book value of real estate owned (REO)	9,730,174	4,795,566
Estimated "as-is" real estate collateral value	**$ 103,243,251**	**$ 98,948,148**
Capital structure and investment programs		
Bank Borrowings	$ 20,858,384	$ 19,020,350
Senior Notes	8,066,007	-
Senior Notes, cumulative	28,924,391	-
Junior Notes	28,386,836	33,805,946
Junior Notes, cumulative	57,311,227	52,826,296
Equity	20,324,112	20,205,127
Equity, cumulative	$ 77,635,339	$ 73,031,423
Capital structure loan-to-value based on "as-is" valuation		
Bank Borrowings	20%	19%
Senior Notes, cumulative	28%	-
Junior Notes, cumulative	56%	53%
Equity, cumulative	75%	74%
Capital structure asset coverage based on "as-is" valuation		
Bank Borrowings	4.9 x	5.2 x
Senior Notes, cumulative	3.6 x	-
Junior Notes, cumulative	1.8 x	1.9 x
Equity, cumulative	1.3 x	1.4 x

As of December 31, 2018, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $118.6 million, and the real estate purchase price was $69.9 million, resulting in an estimated $48.7 million in total value add to the real estate projects. Total construction loan commitments were $18.4 million and construction funds disbursed were $8.9 million, resulting in an estimated percentage completion of 48%. Multiplying the estimated total value add of $48.7 million by the estimated project completion of 48% equaled an estimated $23.6 million of incremental real estate value added based on percentage completion. Adding $23.6 million of incremental real estate value added to the real estate purchase price of $69.9 million provides an estimated "as-is" loan portfolio real estate collateral value of $93.5 million. When combined with an estimated $9.7 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $103.2 million as of December 31, 2018.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($103.2 million as of December 31, 2018). As of December 31, 2018, the loan-to-value of Bank Borrowings equaled 20% or $20.9 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $103.2 million; Cumulative loan-to-value of Senior Notes equaled 28% or $28.9 million (the sum of $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million, and; Cumulative loan-to-value of Junior Notes equaled 56% or $57.3 million (the sum of $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million, and; Cumulative loan-to-value of equity equaled 75% or $77.6 million (the sum of $20.3 million in equity, plus $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million.

Cumulative Asset Coverage is the estimated "as-is" real estate value ($103.2 million as of December 31, 2018) divided by the debt or equity and any senior debt. As of December 31, 2018, Bank Borrowings equaled 4.9 times or $103.2 million in estimated "as-is" real estate collateral value divided by $20.8 million in Bank Borrowings; Senior Notes equaled 3.6 times or $103.2 million in estimated "as-is" real estate collateral value divided by $28.9 million (the sum of $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings); Junior Notes equaled 1.8 times or $103.2 million in estimated "as-is" real estate collateral value divided by $57.3 million (the sum of $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings), and; Equity equaled 1.3 times or $103.2 million in estimated "as-is" real estate collateral value divided by $77.6 million (the sum of $20.3 million in equity, plus $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings).

By comparison, as of December 31, 2017, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $112.1 million, and the real estate purchase price was $60.6 million, resulting in an estimated $51.5 million in total value add to the real estate projects. Total construction loan commitments were $22.0 million and construction funds disbursed were $14.3 million, resulting in an estimated percentage completion of 65%. Multiplying the estimated total value add of $51.5 million by the estimated project completion of 65% equaled an estimated $33.6 million of incremental real estate value added based on percentage completion. Adding $33.6 million of incremental real estate value added to the real estate purchase price of $60.6 million provided an estimated "as-is" loan portfolio real estate collateral value of $94.2 million. When combined with an estimated $4.8 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $98.9 million as of December 31, 2017.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($98.9 million as of December 31, 2017). As of December 31, 2017, the loan-to-value of Bank Borrowings equaled 19% or $19.0 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $98.9 million; Cumulative loan-to-value of Junior Notes equaled 53% or $52.8 million (the sum of $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $98.9 million, and; Cumulative loan-to-value of equity equaled 74% or $73.0 million (the sum of $20.2 million in equity plus $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $98.9 million.

Cumulative Asset Coverage is the estimated "as-is" real estate value ($98.9 million as of December 31, 2017) divided by the debt or equity and any senior debt. As of December 31, 2017, Bank Borrowings equaled 5.2 times or $98.9 million in estimated "as-is" real estate collateral value divided by $19.0 million in Bank Borrowings; Junior Notes equaled 1.9 times or $98.9 million in estimated "as-is" real estate collateral value divided by $52.8 million (the sum of $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings), and; Equity equaled 1.4 times or $98.9 million in

estimated "as-is" real estate collateral value divided by $73.0 million (the sum of $20.2 million in equity plus $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings).

Interest Coverage. The interest coverage ratios are the ratios of total income to interest expenses. The following table provides information as to the Company's interest coverage ratios considering the Company's three components of debt for the periods shown.

Interest Coverage Ratios	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2018	2017	2018	2017
Interest income	$ 2,684,209	$ 2,547,439	$ 10,180,734	$ 10,838,524
Non-interest income	209,896	121,383	748,341	770,173
Total income	2,894,105	2,668,822	10,929,075	11,608,697
Interest expense – Bank Borrowings (1)	429,998	300,769	1,454,564	1,075,991
Interest expense – Senior Notes (2)	115,020	-	254,861	-
Interest expense – Junior Notes (3)	568,024	682,311	2,256,674	3,095,246
Total interest expense	$ 1,113,042	$ 983,080	$ 3,966,099	$ 4,171,237
Interest coverage ratios				
Interest coverage - Bank Borrowings (1)	6.7 x	8.9 x	7.5 x	10.8 x
Cumulative interest coverage - Senior Notes (2)	5.3 x	–	6.4 x	–
Cumulative interest coverage - Junior Notes (3)	2.6 x	2.7 x	2.8 x	2.8 x
Average portfolio leverage, during period	75.3%	73.0%	73.3%	73.1%

(1) Bank Borrowings have a first priority security interest in all of the Company's assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.
(2) Senior Notes have a second priority security interest in all of the Company's assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined.
(3) Junior Notes have a third priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative interest coverage of Junior Notes equals total income divided by the total interest expense related to Junior Notes, Senior Notes and Bank Borrowings combined.

During the quarter ended December 31, 2018, the Company generated $2,894,105 in total income available to pay interest expense. With average portfolio leverage of 75.3%, the Company paid interest expense of $429,998 related to Bank Borrowings, $115,020 related to Senior Notes, and $568,024 related to Junior Notes. Total income was 6.7 times the amount necessary to pay interest expense related to Bank Borrowings, 5.3 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.6 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

By comparison, during the quarter ended December 31, 2017 the Company generated $2,668,822 in total income available to pay interest expense. With average portfolio leverage of 73.0%, the Company paid interest expense of $300,769 related to Bank Borrowings and $682,311 related to Junior Notes. Total income was 8.9 times the amount necessary to pay interest expense related to Bank Borrowings and 2.7 times the amount necessary to pay the interest expense related to Bank Borrowings and Junior Notes combined. The Company began issuing Senior Notes on March 1, 2018.

By comparison, during the year ended December 31, 2018 the Company generated $10,929,075 in total income available to pay interest expense. With average portfolio leverage of 73.3%, the Company paid interest expense of $1,454,564 related to Bank Borrowings, $254,861 related to Senior Notes, and $2,256,674 related to Junior Notes. Total income was 7.5 times the amount necessary to pay interest expense related to Bank Borrowings, 6.4 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

By comparison, during the year ended December 31, 2017 the Company generated $11,608,697 in total income available to pay interest expense. With average portfolio leverage of 73.1%, the Company paid interest expense of $1,075,991 related to Bank Borrowings and $3,095,246 related to Junior Notes. Total income was 10.8 times the amount necessary to pay interest expense related to Bank Borrowings and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings and Junior Notes combined.

Income Statement

Net Income. Net income was $678,676 for the quarter ended December 31, 2018, a decrease of $45,148, or 6.2%, from $723,824 in the prior quarter, and a decrease of $23,366, or 3.3%, from $702,042 during the same quarter in the prior year.

The modest year-over-year decline in net income primarily reflected the year-over-year growth in total revenue being more than offset by an increase in interest expense related Bank Borrowings and a modest loss on the sale of REO Assets.

Net Interest Margin and Net Interest Rate Spread. Net interest margin for the quarter ended December 31, 2018 was 8.362%. This compares to net interest margin of 8.878% and 8.889% for the quarters ended September 30, 2018 and December 31, 2017, respectively. Similarly, the net interest rate spread for the quarter ended December 31, 2018 was 7.217% compared to 7.602% and 7.211% for the quarters ended September 30, 2018 and December 31, 2017, respectively. See table below "Average Balances and Yields" for additional details

The modest quarter-over-quarter and year-over-year decline in net interest margin and net interest rate spread reflects a decline in the Company's blended yield on interest-earning assets as a result of older, higher-yielding loans being replaced by newer loans made at lower interest rates. The decline in industry loan pricing that we have witnessed over the past 6 years (from 20% to 12-14%) seems to have bottomed, but we have not yet seen an increase in industry loan pricing despite the general increase in interest rates. We are looking for opportunities to increase loan pricing, but not at the expense of borrower quality. Iron Bridge made a decision two years ago to lower its loan pricing to gain and retain higher quality borrowers to mitigate risk. We have been successful in this regard and plan to continue with this strategy.

The Company raised approximately $8.1 million of 6% Senior Notes through December 31 2018, which is providing the Company with lower cost capital. However, the benefits of this lower cost capital have been offset by a corresponding increase in the line of credit interest expense, as a result of four 25 basis-point rate increases by the Federal Reserve during 2018. We anticipate continuing to raise more 6% Senior Notes in the coming months, which should help mitigate further Federal Reserve interest rate increases, if any, and provide the Company with a competitive advantage over the longer term.

The yield drag from REOs is improving and should continue to improve through 2019. The rehab of our three Real Estate Assets Held for Use are almost complete, and as a result the Company is paying interest on the total capital expenditure. However, only 21 of the total 66 units held for use were rented and producing income as of December 31, 2018, an increase of 1 unit when compared to the quarter ended September 30, 2018. The Company made progress leasing additional units during the fourth quarter, but due to the winter season and delays by government agencies in processing rental assistance applications, rent collections on several newly leased units were delayed to the first quarter of 2019. We expect to have the remainder of these units rented during 2019, which will be additive to earnings. While we are making progress, it has taken longer than expected. Further, during 2019 two non-accruing loans that have required more time and expense to resolve should be sold. See "Delinquent Loans and REO Assets" below for additional details.

Interest Income. For the quarter ended December 31, 2018, total interest income was $2,684,209, an increase of $2,497, or 0.1%, from $2,681,712 during the prior quarter, and an increase of $136,770, or 5.4%, from $2,547,439 during the same period in the prior year.

While there was almost no change in interest income quarter-over-quarter, a 1.7% increase in average interest-earning assets to $74.5 million during the quarter ended December 31, 2018, from an average of $73.3 million during the prior quarter, offset a 39 basis point decline in yield earned on those same assets during the same period to 14.286% from 14.672%.

The year-over-year increase in interest income was the result of a 5.9% increase in average interest-earning assets to $74.5 million during the quarter ended December 31, 2018, from an average of $70.4 million during the same quarter in the prior year, which more than offset the 19 basis point decline in the yield earned on average interest-earning assets to 14.286% during the quarter ended December 31, 2018, from 14.476% during the same quarter in the prior year.

The average daily balance of cash during the quarter ended December 31, 2018 was $690,305, compared to $657,952 and $681,377 for the quarters ended September 30, 2018 and December 31, 2017, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense increased $54,149, or 5.1%, to $1,113,042 for the quarter ended December 31, 2018 from $1,058,893 during the prior quarter, and increased $129,962, or 13.2%, from $983,080 during the same quarter in the prior year. The average cost of interest-bearing liabilities was 7.069% during the quarter ended December 31st, 2018, no material change from 7.070% during the prior quarter, and a decrease of 20 basis points from 7.265% during the same quarter in the prior year.

Interest expense on the Company's 8% Junior Notes ("Junior Notes") was $568,024 for the quarter ended December 31, 2018, an increase of $17,260, or 3.1%, from $550,764 during the prior quarter, and a decrease of $114,287, or 16.7%, from $682,311 during the same quarter in the prior year. The average yields paid on Junior Notes for the quarters ending December 31, 2018, September 30, 2018 and December 31, 2017 were 7.998%, 8.087%, and 8.066%, respectively.

The Company initiated its new 6% Senior Secured Demand Notes ("Senior Notes") offering on March 1, 2018. Interest expense on Senior Notes was $115,020 for the quarter ended December 31, 2018, an increase of $39,123, or 51.5%, from $75,897 during the prior quarter. The average yields paid on Senior Notes for the quarters ending December 31, 2018 and September 30, 2018 were 6.004% and 6.066%, respectively.

Interest expense on the Company's line of credit with Western Alliance Bank ("Bank Borrowings") was $429,998 during the quarter ended December 31, 2018, a decrease of $2,234, or 0.5%, from $432,232 during the prior quarter, and an increase of $129,229, or 43.0%, from $300,769 for the same quarter in the prior year. The average interest rate paid on Bank Borrowings for the quarters ending December 31, 2018, September 30, 2018 and December 31, 2017 were 6.390%, 6.250%, and 5.929%, respectively. The year-over-year increase in interest rate paid on Bank Borrowings primarily reflects the increase in the 1-Month LIBOR rate during this period, which is the index used to price the Company's line of credit. The Company renewed its line of credit with Western Alliance Bank from January 1, 2018 through January 1, 2020, lowering the interest rate spread over the 1-Month LIBOR rate by 50 basis points and increasing the size of the line of credit by $15 million. On January 24, 2019, the Company negotiated an amendment to its existing line of credit, reducing the interest rate by another 50 basis points. See "Bank Borrowings" below for additional details.

Net Interest Income. Net interest income for the quarter ended December 31, 2018 was $1,571,167, a decrease of $51,652, or 3.2%, from $1,622,819 in the prior quarter, and an increase of $6,808, or 0.4%, from $1,564,359 during the same quarter in the prior year.

The modest quarter-over-quarter decline in net interest income primarily reflected a 38 basis point decline in the net interest rate spread, which more than offset a 1.7% increase in average interest-earning assets. Similarly, flat year-over-year growth in net interest income resulted from no change in the interest rate spread when compared to the same quarter in the prior year, and a 5.9% year-over-year increase in average interest- earning assets which were offset by a 15.4% increase in average interest-bearing liabilities.

Non-Interest Income. For the quarter ended December 31, 2018, other income was $209,896, an increase of $32,706, or 18.5%, from $177,190 during the prior quarter, and an increase of $88,513, or 72.9%, from $121,383 during the same period of the prior year. Other income generally includes late payment fees and default interest related to non-performing loans, income from REO Assets, and reversals in the allowance for loan losses used to offset losses on the sale of REO Assets. We expect this income to vary between periods driven by the number of non-performing loans, timing of non-performing loan payoffs, collectability of default interest and late fees on non-performing loans, and the profitability of REO Asset sales.

Non-Interest Expense. For the quarter ended December 31, 2018, non-interest expense was $1,000,130, a decrease of $67,326, or 6.3%, from $1,067,456 during the prior quarter, and an increase of $16,430, or 1.7%, from $983,700 during the same period in the prior year.

Provision for Loan Losses. Based on our analysis of loan portfolio performance and portfolio growth, the Company recorded a provision of $45,275 for the quarter ended December 31, 2018, a provision of $35,000 for the quarter ended September 30, 2018, and no provision for the quarter ended December 31, 2017. The allowance for loan losses was $815,947, or 1.2% of total unpaid principal balance (UPB), at December 31, 2018 compared to $926,542, or 1.2% of total UPB, at September 30, 2018, and as compared to $890,272, or 1.3% of total UPB, at December 31, 2017. Total delinquent loans were $3,091,874, or 4.5% of the total UPB, at December 31, 2018 compared to $2,872,928, or 3.8% of total UPB, at September 30, 2018 and $8,054,475, or 11.8% of the total UPB, December 31, 2017. The allowance for loan losses reflects the estimate we believed to be appropriate to cover probable incurred losses inherent in the loan portfolio at December 31, 2018, September 30, 2018 and December 31, 2017. See "Asset Quality" below for a discussion of non-performing loans and REO assets.

Income Taxes. Income tax expense for the quarter ended December 31, 2018 was $427, as compared to $0 during the prior quarter and $0 during the same quarter in the prior year. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

Balance Sheet, Liquidity and Capital Resources

Total assets. Total assets decreased $6.6 million, or 7.8%, to $78.3 million at December 31, 2018 from $84.9 million at September 30, 2018, driven primarily by a $7.5 million, or 10.0%, decrease in net loans and an $876,420, or 9.9%, increase in real estate owned assets. By comparison, total assets as of December 31, 2018 increased $4.5 million, or 6.1%, from $73.8 million at December 31, 2017, driven primarily by a combined $4.9 million, or 102.9%, increase in REO Assets and Real Estate Assets Held for Use. See "Delinquent Loans, REO Assets and Real Estate Assets Held for Use" below for additional details.

Equity. The Company's equity balance at December 31, 2018 was $20.3 million (25.9% of total assets), a decrease of $325,062, or 1.6%, from $20.6 million (24.3% of total assets) at September 30, 2018, and an increase of $118,895, or 0.6%, from $20.2 million (27.4% of total assets) at December 31, 2017.

Bank Borrowings. As of December 31, 2018, September 30, 2018 and December 31, 2017, the net unpaid line of credit balance was $20.8 million (26.5% of total assets), $29.6 million (34.8% of total assets), and $19.0 million (25.8% of total assets), respectively.

For the quarters ending December 31, 2018, September 30, 2018 and December 31, 2017, average line of credit utilization during these periods was $26.7 million (66.7% utilization), $27.7 million (69.3% utilization), and $20.3 million (81.2% utilization), respectively. The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company's Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

The Company's line of credit with Western Alliance Bank was renewed from January 1, 2018 through January 1, 2020. The renewed line of credit included a 50 basis point reduction in the interest rate from 1-Month LIBOR plus 4.5% to 1-Month LIBOR plus 4.0%, and an increase in the borrowing limit from $25 to $40 million. On January 24, 2019, the Company negotiated an amendment to its line of credit, reducing the interest rate by another 50 basis points to 1-Month LIBOR plus 3.5%. It is important to point out that the $40 million limit was based on the Company's expected portfolio loan growth over the next two years, and the $40 million borrowing limit is predicated on the Company pledging sufficient loans as collateral to obtain the full $40 million in availability. As of December 31, 2018, the Company's pledged loans allowed up to $36.2 million in line of credit availability.

Junior Notes. As of December 31, 2018, Junior Notes were $28.4 million (36.2% of total assets). This compares to $27.5 million (32.3% of total assets) as of September 30, 2018 and $33.8 million (45.8% of total assets) as of December 31, 2017.

Senior Notes. The Securities and Exchange Commission qualified the Senior Secured Demand Notes offering effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018. As of December 31, 2018, Senior Notes were $8.1 million (10.3% of total assets) compared to $6.4 million (7.5% of total assets) as September 30, 2018.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made, and principal payments received by the Company during each month. With this information, the Company can analyze historical monthly cash flows related to loan portfolio funding and payoffs and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

The following table sets forth the portfolio roll forward analysis.

ROLL FORWARD ANALYSIS						
Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-16	270	59,891,317	4,877,842	(2,427,743)	62,341,416	740
Feb-16	283	62,341,416	7,972,463	(5,390,355)	64,923,524	347
Mar-16	302	64,923,524	9,262,654	(6,104,046)	68,082,132	319
Apr-16	294	68,082,132	8,712,315	(6,799,669)	69,994,778	300
May-16	276	69,994,778	7,067,482	(8,654,828)	68,407,432	243
Jun-16	273	68,407,432	8,101,849	(10,926,622)	65,582,659	188
Jul-16	274	65,582,659	6,538,128	(4,431,510)	67,689,276	444
Aug-16	276	67,689,276	9,100,199	(5,828,843)	70,960,632	348
Sep-16	269	70,960,632	7,351,413	(9,044,148)	69,267,897	235
Oct-16	274	69,267,897	8,420,711	(5,923,012)	71,765,597	351
Nov-16	257	71,765,597	4,228,950	(6,594,758)	69,399,788	326
Dec-16	244	69,399,788	5,780,820	(8,425,622)	66,754,985	247
Total		808,306,446	87,414,824	(80,551,156)	Average # Days	301
Jan-17	246	66,754,985	9,640,864	(9,239,782)	67,156,067	217
Feb-17	248	67,156,067	7,429,508	(5,425,096)	69,160,478	371
Mar-17	254	69,160,478	9,289,042	(7,066,300)	71,383,220	294
Apr-17	250	71,383,220	6,445,553	(9,340,595)	68,488,178	229
May-17	247	68,488,178	7,920,151	(8,161,569)	68,246,761	252
Jun-17	249	68,246,761	10,619,223	(8,895,665)	69,970,319	230
Jul-17	258	69,970,319	7,128,195	(4,128,404)	72,970,110	508
Aug-17	247	72,970,110	6,523,035	(8,285,157)	71,207,988	264
Sep-17	247	71,207,988	7,352,497	(5,216,881)	73,343,604	409
Oct-17	238	73,343,604	6,295,076	(9,319,403)	70,319,277	236
Nov-17	228	70,319,277	4,755,973	(7,290,421)	67,784,829	289
Dec-17	232	67,784,829	8,496,164	(7,869,997)	68,410,996	258
Total		836,785,817	91,895,281	(90,239,270)	Average # Days	278
Jan-18	235	68,410,996	8,992,596	(8,330,393)	69,073,199	246
Feb-18	218	69,073,199	4,826,963	(10,671,798)	63,228,364	194
Mar-18	215	63,228,364	9,286,505	(9,542,233)	62,972,637	199
Apr-18	222	62,972,637	8,883,321	(8,262,626)	63,593,331	229
May-18	217	63,593,331	14,632,653	(10,005,087)	68,220,897	191
Jun-18	219	68,220,897	12,169,765	(12,136,508)	68,254,153	169
Jul-18	221	68,254,153	12,073,975	(6,616,944)	73,711,184	309
Aug-18	224	73,711,184	9,592,011	(9,383,156)	73,920,039	236
Sep-18	222	73,920,039	6,205,262	(3,845,607)	76,279,694	577
Oct-18	211	76,279,694	11,048,166	(12,069,861)	75,257,998	190
Nov-18	204	75,257,998	5,378,256	(9,043,524)	71,592,729	250
Dec-18	187	71,592,729	6,769,242	(9,771,432)	68,590,539	220
Total		834,515,221	109,858,712	(109,679,170)	Average # Days	228

(1) Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

During the year ended December 31, 2018, the principal balance of the Company's loan portfolio ranged from $63.0 million to $76.3 million, and the Company made principal advances of $109.9 million related to new or existing Portfolio Loans and received principal payments of $109.7 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 228 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

By comparison, during the year ended December 31, 2017, the principal balance of the Company's loan portfolio ranged from $67.8 million to $73.3 million, and the Company made principal advances of $91.9 million related to new or existing Portfolio Loans and received principal payments of $90.2 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would have taken approximately 278 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

Asset Quality

Allowances for loan losses. As of December 31, 2018, the Company's allowance for loan losses balance was $815,947 or 1.2% of the unpaid principal balance (UPB) of Portfolio Loans. During the quarter ended December 31, 2018, the Company recognized a $45,275 provision for loan losses and $155,869 in loan charge-offs.

By comparison, the Company recognized a $35,000 provision for loan losses and $8,729 in charge-offs during the quarter ended September 30, 2018.

By comparison, the Company recognized no provisions for loan losses and no charge-offs during the quarter ended December 31, 2017.

Based on the Company's expectation of stable portfolio performance in the near term, the Company expects to accrue a provision for loan losses at a rate of between 0% and 1.0% annualized. As of December 31, 2018, the total amount of loans charged off by the Company since inception (April 2009) totaled $527,159.

Delinquent Loans, REO Assets and Real Estate Assets Held for Use. The following definitions are used when categorizing the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Real Estate Owned assets:

(1) ***Delinquent Loan:*** A loan with a monthly payment that is 30 days or more past due.
(2) ***Non-Performing Loan:*** A Delinquent Loan that is in the foreclosure process but still accruing interest.
(3) ***Non-Accruing Loan:*** A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management's judgment, the future collectability of principal or interest is in doubt. Loans placed on non-accrual status may or may not be contractually past due at the time of such determination.
(4) ***Impaired Loan:*** A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are currently measured at lower of cost or fair value. Impaired loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.
(5) ***Real Estate Owned ("REO"):*** Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure.

The Company's policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter

maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days, or longer if the borrower files bankruptcy or contests the foreclosure judicially). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes Non-Performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, if the manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company's allowance for loan losses.

The following table provides information associated with the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Charged Off loans:

Delinquent Loans					
As of 12/31/2018	Unpaid Principal Balance	Unpaid Accrued Interest	Estimated Value	Loan to Value	Accrual Status
Chicago, Illinois (Cook)	1,278,760	-	1,560,000	82%	Non Accruing
Chicago, Illinois (Cook)	347,582	18,949	469,000	78%	Non Accruing
Sacramento, California (Sacramento) (1)	1,173,424	41,914	1,660,000	73%	Non Performing
Oakley, California (Contra Costa) (1)	292,108	10,435	475,000	64%	Non Performing
Total	3,091,874	71,298	4,164,000		

Charged Off Delinquent Loans				
During Q4 2018	Unpaid Principal Balance	Unpaid Accrued Interest	Loan Loss Reserve Charge Off	Date Charged Off
Chicago, Illinois (Cook)	18,540	0	18,540	12/11/2018
Total	18,540	0	18,540	

1) New Delinquent Loan.

During the quarter ended December 31, 2018, 2 new loans became delinquent, no delinquent loans paid off, and 1 delinquent loan was charged off. As of December 31, 2018, the Company had 4 delinquent loans totaling $3.1 million, or 4.5% of total UPB, comprised of 2 non-performing loans (2.1% of UPB) and 2 non-accruing loans (2.4 % of UPB).

While we are not concerned about the long-term financial impact of these delinquent loans on portfolio performance and do not view these loans as indicative of systemic issues, we continue to analyze them as part of our ongoing process to improve our internal policies and procedures.

The following table provides information associated with the Company's REO Assets or Real Estate Assets Held for Use:

Real Estate Owned Assets					
As of 12/31/2018	Cost Basis	REO Expense (during quarter)	REO Source	Acquisition Date	Exit Strategy
Chicago, Illinois (Cook)	189,114	1,442	Deed in Lieu	05/04/17	Rehab and Rent/Sell
Chicago, Illinois (Cook)	195,517	3,226	Deed in Lieu	07/19/17	Rehab and Rent/Sell
Chicago, Illinois (Cook)	309,327	13,116	Deed in Lieu	09/07/17	Rehab and Rent/Sell
Oakland, California (Alameda)	2,010,503	10,945	Foreclosure	06/01/18	Rehab and Sell
Chicago, Illinois (Cook)(1)	86,236	3,674	Foreclosure	11/09/18	Sell As Is
Chicago, Illinois (Cook) (1)	524,663	663	Foreclosure	11/26/18	Rehab and Sell
Total	3,315,361	33,065			

Sold Real Estate Owned Assets					
During Q4 2018	Cost Basis	Net Proceeds	Gain on Sale	Acquisition Date	Sale Date
Portland, Oregon (Multnomah) (1)	235,357	270,856	35,500	11/19/18	11/19/18
Dallas, Texas (Dallas) (1)	221,042	174,580	(46,462)	10/02/18	11/19/18
Chicago, Illinois (Cook)	98,115	51,998	(46,118)	08/08/17	11/30/18
Chicago, Illinois (Cook) (1)	499,981	455,232	(44,750)	11/26/18	12/28/18
Total	1,054,496	952,666	(101,830)		

Real Estate Assets Held for Use					
As of 12/31/2018	Cost Basis	Oper. Expense (during quarter)	Oper. Income (during quarter)	Acquisition Date	Date Converted to Held for Use
Chicago, Illinois (Cook)	2,940,757	17,422	47,903	5/13/2016	12/31/2018
Chicago, Illinois (Cook)	3,201,699	13,116	1,043	5/13/2016	12/31/2018
Chicago, Illinois (Cook)	272,357	2,798	6,928	5/24/2016	12/31/2018
Total	6,414,813	33,336	55,874		

(1) New Real Estate Owned asset.

During the quarter ended December 31 2018, 5 new REO assets were acquired, 4 REO asset were sold, and 3 REO assets were converted to Real Estate Assets Held for Use. As of December 31, 2018, the Company had REO Asset inventory of $3.3 million (4.2% of total assets) comprised of 6 properties.

As of December 31, 2018, the Company had Real Estate Assets Held for Use of $6.4 million (8.2% of total assets) comprised of 3 properties including one 30-unit apartment building (redevelopment completed during the fourth quarter of 2018), one nearly complete 33-unit building (expected to be completed during the first quarter of 2018) and one completed 3-unit building (completed during the fourth quarter of 2018). A majority of the redevelopment costs for these projects have been capitalized. The Company anticipates approximately $20,000 in additional redevelopment expenditures related to the completion of the 33-unit building. All three projects are currently in the process of being leased.

Our analysis as of December 31, 2018 suggests that the valuation of the REO Assets, Real Estate Assets Held for Use, and Non-Accruing Loans will allow the Company to recover its invested capital without impairment charges. In addition, we anticipate the aggregate drag on income from non-yielding REOs and non-accruing loans to dissipate during 2019 as we continue to lease Real Estate Assets Held for Use and dispose of REO Assets. See "Net Interest Margin and Net Interest Rate Spread" above for additional details.

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell, establishing a new cost basis. After foreclosure, valuations are performed at least annually, and the real estate assets are carried at the lower of cost or fair value less estimated costs to sell. REO Asset revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Portfolio Loan Characteristics

Project Type. As of December 31, 2018, the percentage of unpaid principal balance categorized by project type consisted of 84% Single Family Residential Rehab (159 loans), 13% Single Family Residential New Construction (18 loans), 2% Multi-Family Residential Rehab (6 loans), 1% Multi-Family Residential New Construction (1 loan), 0% Commercial, 0% Land Entitlements and 0% Wholesale.

By comparison, as of September 30, 2018, the percentage of unpaid principal balance categorized by project type consisted of 83% Single Family Residential Rehab (194 loans), 15% Single Family Residential New Construction (26 loans), 2% Multi-Family Residential Rehab (1 loan), 1% Multi-Family Residential New Construction (1 loan), 0% Commercial, 0% Land Entitlements and 0% Wholesale.

By comparison, as of December 31, 2017, the percentage of unpaid principal balance categorized by project type consisted of 74% Single Family Residential Rehab (187 loans), 24% Single Family Residential New Construction (34 loans), 2% Multi-Family Residential Rehab (11 loans), 0% Multi-Family Residential New Construction, 0% Commercial, 0% Land Entitlements and 0% Wholesale.

Geographical Distribution. As of December 31, 2018, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 53%, Colorado 9%, Florida 2%, Illinois 6%, Louisiana 1%, Oregon 16%, South Carolina 2%, Tennessee 1%, Texas 1%, Washington 7%.

By comparison, as of September 30, 2018, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 47%, Colorado 10%, Florida 2%, Illinois 9%, Oregon 18%, South Carolina 1%, Texas 3%, Washington 7%.

By comparison, as of December 31, 2017, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 39%, Colorado 6%, Florida 1%, Illinois 13%, Indiana 1%, Massachusetts 1%, Oregon 24%, Pennsylvania 1%, Texas 2%, and Washington 9%.

It is important to point out that the Company is not seeking out land entitlement loans. These loans represent phase one of two phase construction projects on either single family or multi–family residential structures.

Borrowers. As of December 31, 2018, the portfolio consisted of 187 active loans provided to 135 borrowers. The average number of loans per borrower was 1.4 loans. The largest borrower represented 8% of the UPB while the top 3 borrowers represented 18% of the unpaid principal balance.

This compares to September 30, 2018, the portfolio consisted of 222 active loans provided to 147 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 8% of the UPB while the top 3 borrowers represented 16% of the unpaid principal balance.

By comparison, as of December 31, 2017 the portfolio consisted of 232 active loans provided to 151 borrowers, and the average number of loans per borrower was 1.5 loans. The largest borrower represented 8% of the UPB, while the top 3 borrowers represented 17% of the unpaid principal balance.

Portfolio Age. As of December 31, 2018, the age distribution of the 187 active Portfolio Loans was as follows: 107 loans within 0-6 months (50% of the unpaid principal balance (UPB)), 34 loans within 6-9 months (23% of UPB), 11 loans within 9-12 months (9% of UPB) and 35 loans greater than 12 months (18% of UPB). The number of loans that were greater than 12 months in age included non-performing loans but also reflected an increase in the number of larger rehab and new construction projects financed, which were expected to take approximately one year to complete.

This compares to September 30, 2018, the age distribution of the 222 active Portfolio Loans was as follows: 135 loans within 0-6 months (62% of the unpaid principal balance (UPB)), 25 loans within 6-9 months (11% of UPB), 23 loans within 9-12 months (7% of UPB) and 39 loans greater than 12 months (20% of UPB).

By comparison, as of December 31, 2017 the age distribution of the 232 active Portfolio Loans was as follows: 123 loans within 0-6 months (42% of UPB), 33 loans within 6-9 months (13% of UPB), 18 loans within 9-12 months (13% of UPB) and 58 loans greater than 12 months (32% of UPB).

Portfolio Turnover. During the quarter ended December 31, 2018, the Company originated 67 new Portfolio Loans and saw 97 Portfolio Loans pay off. In addition, the Company took 2 deeds in lieu of foreclosure, and foreclosed on 3 loans during the quarter.

This compares to the quarter ended September 30, 2018, the Company originated 70 new Portfolio Loans and saw 67 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended December 31, 2017 the Company originated 71 new Portfolio Loans and saw 86 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

As of December 31, 2018, the Company had originated 2,366 loans since inception (April 1, 2009) of which 2,179 had paid off including 40 loans that had become REO properties through either the foreclosure or deed in lieu process, resulting in a net 187 active Portfolio Loans.

Loan Size. As of December 31, 2018, the average and median loan sizes were $366,794 and $254,190, up $24,666 and up $7,065 from the average and median loan sizes of $342,128 and $247,125 at September 30, 2018, and up $71,919 and up $55,190 from the average and median loan sizes of $294,875 and $199,000 at December 31, 2017, respectively.

Cautionary Note Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as "may," "should," "expects," "plans," "believes," "estimates," "predicts," "potential," and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this report are made as of the date of this report, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this report are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this report with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this report are based on historical examples and the Company's estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

About Iron Bridge Mortgage Fund, LLC

Iron Bridge Mortgage Fund, LLC was formed in 2009 as an Oregon limited liability company for the purpose of making commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company has no employees and is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company, which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and have been working in the distressed real estate investment industry since 2004.

The Company's primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company's primary source of funding is private equity, private debt and bank borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company's economic interests.

For more information visit our website: www.ironbridgelending.com

IRON BRIDGE MORTGAGE FUND

INCOME STATEMENT

	2016	Jan - Mar 17	Apr - Jun 17	Jul - Sep 16	Oct - Dec 17	2017	Jan - Mar 18	Apr - Jun 18	Jul - Sep 16	Oct - Dec 17	2018
Revenues											
Mortgage interest income	$ 11,839,445	$ 2,780,049	$ 2,765,429	$ 2,745,607	$ 2,547,439	$ 10,838,524	$ 2,357,162	$ 2,457,651	$ 2,681,712	$ 2,684,209	$ 10,180,734
year / year %	17.0%	-5.6%	-9.5%	-6.4%	-12.3%	-8.5%	-15.2%	-11.1%	-2.3%	5.4%	-6.1%
quarter / quarter %	na	-4.3%	-0.5%	-0.7%	-7.2%	na	-7.5%	4.3%	9.1%	0.1%	na
Other income	379,053	102,885	219,435	326,470	121,383	770,173	201,275	159,980	177,190	209,896	748,341
year / year %	48.3%	-31.3%	100.7%	339.9%	165.0%	103.2%	95.6%	-27.1%	-45.7%	72.9%	-2.8%
quarter / quarter %	na	124.6%	113.3%	48.8%	-62.8%	na	65.8%	-20.5%	10.8%	18.5%	na
Total revenues	12,218,498	2,882,934	2,984,864	3,072,077	2,668,822	11,608,697	2,558,437	2,617,631	2,858,902	2,894,105	10,929,075
year / year %	17.8%	-6.9%	-6.7%	2.2%	-9.5%	-5.0%	-11.3%	-12.3%	-6.9%	8.4%	-5.9%
quarter / quarter %	na	-2.3%	3.5%	2.9%	-13.1%	na	-4.1%	2.3%	9.2%	1.2%	na
Operating expenses											
Interest expense	4,187,505	1,107,494	1,077,576	1,003,087	983,080	4,171,237	891,997	902,167	1,058,893	1,113,042	3,966,099
year / year %	14.7%	18.0%	3.5%	-7.5%	-12.5%	-0.4%	-19.5%	-16.3%	5.6%	13.2%	-4.9%
quarter / quarter %	na	-1.5%	-2.7%	-6.9%	-2.0%	na	-9.3%	1.1%	17.4%	5.1%	na
Servicer fees	2,063,509	515,640	522,969	552,049	536,298	2,126,956	498,886	492,617	558,479	567,936	2,117,918
year / year %	31.2%	8.3%	-1.1%	4.8%	0.9%	3.1%	-3.2%	-6.8%	1.2%	5.9%	-0.4%
quarter / quarter %	na	-3.0%	1.4%	5.6%	-2.9%	na	-7.0%	-1.3%	13.4%	1.7%	na
Incentive fees	1,594,563	216,781	248,536	252,140	192,019	909,476	239,355	212,780	195,484	158,229	805,848
year / year %	-3.0%	-57.5%	-46.1%	-26.1%	-31.9%	-43.0%	10.4%	-14.4%	-22.5%	-17.6%	-11.4%
quarter / quarter %	na	-23.1%	14.6%	1.5%	-23.8%	na	24.7%	-11.1%	-8.1%	-19.1%	na
Provision for losses on loans	157,079	42,680	14,073	-	-	56,753	-	10,000	35,000	45,275	90,275
year / year %	na	56.0%	-66.8%	na	na	-63.9%	na	-28.9%	na	na	59.1%
quarter / quarter %	na	-2.3%	-67.0%	na	na	na	na	na	na	29.4%	na
Professional fees	291,562	112,005	86,128	42,306	70,129	310,568	132,855	109,546	85,191	77,573	405,165
year / year %	-17.1%	45.0%	70.2%	-47.8%	-15.1%	6.5%	18.6%	27.2%	101.4%	10.6%	30.5%
quarter / quarter %	na	35.6%	-23.1%	-50.9%	65.8%	na	89.4%	-17.5%	-22.2%	-8.9%	na
Real estate owned holding costs	64,702	73,769	170,910	57,480	32,005	334,164	28,610	45,214	91,467	56,487	221,778
year / year %	-35.3%	13763.2%	1232.2%	50.9%	141.5%	416.5%	-61.2%	-73.5%	59.1%	76.5%	-33.6%
quarter / quarter %	na	456.6%	131.7%	-66.4%	-44.3%	na	-10.6%	58.0%	102.3%	-38.2%	na
Other	396,672	103,874	164,403	167,055	153,249	588,581	109,263	114,601	101,835	94,630	420,329
year / year %	21.0%	-21.0%	81.4%	112.8%	59.5%	48.4%	5.2%	-30.3%	-39.0%	-38.3%	-28.6%
quarter / quarter %	na	8.1%	58.3%	1.6%	-8.3%	na	-28.7%	4.9%	-11.1%	-7.1%	na
Total operating expenses	8,755,593	2,172,243	2,284,595	2,074,117	1,966,780	8,497,735	1,900,966	1,886,925	2,126,349	2,113,172	8,027,412
year / year %	14.5%	0.5%	2.5%	-5.4%	-9.5%	-2.9%	-12.5%	-17.4%	2.5%	7.4%	-5.5%
quarter / quarter %	na	0.0%	5.2%	-9.2%	-5.2%	na	-3.3%	-0.7%	12.7%	-0.6%	na
Operating Margin	28.3%					26.8%					26.5%
Other income (expense)											
Gain (loss) on sale of real estate owned	(3,320)	(25,224)	34,053	(213,122)	-	(204,293)	98,399	-	(8,729)	(101,830)	(12,160)
Total other income (expense)	(3,320)	(25,224)	34,053	(213,122)	-	(204,293)	98,399	-	(8,729)	(101,830)	(12,160)
year / year %	na	na	na	na	na	na	na	na	na	na	-94.0%
quarter / quarter %	na	na	na	na	na	na	na	na	na	na	na
Income before income tax and LLC fees	3,459,586	685,467	734,322	784,838	702,042	2,906,669	755,870	730,706	723,824	679,103	2,889,503
Income tax and LLC fees	13,250	-	7,457	100	-	7,557	150	7,940	-	427	8,517
Net income	$ 3,446,336	$ 685,467	$ 726,865	$ 784,738	$ 702,042	$ 2,899,112	$ 755,720	$ 722,766	$ 723,824	$ 678,676	$ 2,880,986
year / year %	6.3%	-27.9%	-20.5%	-3.6%	-8.5%	-15.9%	10.2%	-0.6%	-7.8%	-3.3%	-0.6%
quarter / quarter %	na	-10.7%	6.0%	8.0%	-10.5%	na	7.6%	-4.4%	0.1%	-6.2%	na
Net Margin	28.2%					25.0%					26.4%

Footnotes

The amounts provided in the financial statements through December 31, 2017 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2018 have not been audited. Audited financial statements for the fiscal year 2018 will be available during the first quarter of 2019.

IRON BRIDGE MORTGAGE FUND

BALANCE SHEET

	Dec 31, 2016	Mar 31, 2017	June 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	June 30, 2018	Sep 30, 2018	Dec 31, 2018
Assets									
Cash and cash equivalents	$ 204,541	$ 1,585,841	$ 953,030	$ 1,155,914	$ 684,316	$ 834,264	$ 661,814	$ 560,255	$ 588,576
Mortgage interest receivable	1,157,773	1,115,535	1,031,322	1,137,926	1,257,834	799,394	687,816	771,446	705,950
Mortgage loans receivable, net	65,277,911	69,752,535	68,378,126	72,013,136	67,090,684	61,590,164	66,763,317	74,760,305	67,316,102
	66,640,225	72,453,911	70,362,478	74,306,976	69,032,834	63,223,822	68,112,947	76,092,006	68,610,628
Real estate held for sale	2,925,184	4,262,735	3,386,111	3,827,675	4,795,566	5,672,235	8,476,969	8,853,754	3,315,361
Real estate held for use	-	-	-	-	-	-	-	-	6,414,813
Total assets	$ 69,565,409	$ 76,716,646	$ 73,748,589	$ 78,134,651	$ 73,828,400	$ 68,896,057	$ 76,589,916	$ 84,945,760	$ 78,340,802
Liabilities									
Accounts payable and other accrued liabilities	$ 33,943	$ 29,609	$ (8,619)	$ 11,703	$ 23,925	$ 3,297	$ (16,445)	$ 6,954	$ 34,196
Servicer fees payable	175,089	184,724	171,676	179,529	176,575	162,759	168,102	188,916	181,531
Incentive fees payable	66,755	75,305	77,602	87,804	62,101	90,665	84,468	55,163	40,630
Interest payable	371,993	393,247	342,306	318,342	325,809	283,798	322,616	359,468	350,453
Notes payable - junior notes	36,398,463	36,132,766	34,597,566	33,695,207	33,805,946	27,418,329	27,783,080	27,473,529	28,386,836
Notes payable - senior notes	-	-	-	-	-	2,795,940	4,058,857	6,397,726	8,066,007
Line of credit, net	13,294,510	21,062,314	18,485,522	22,847,896	19,014,051	17,418,966	23,743,771	29,555,940	20,778,689
Deferred interest	218,407	385,415	342,680	202,957	214,866	166,238	327,822	258,890	178,348
Total liabilities	50,559,160	58,263,380	54,008,733	57,343,438	53,623,273	48,339,992	56,472,271	64,296,586	58,016,690
Members' equity	19,006,249	18,453,266	19,739,856	20,791,213	20,205,127	20,556,065	20,117,645	20,649,174	20,324,112
Total liabilities and members' equity	$ 69,565,409	$ 76,716,646	$ 73,748,589	$ 78,134,651	$ 73,828,400	$ 68,896,057	$ 76,589,916	$ 84,945,760	$ 78,340,802

Footnotes

The amounts provided in the financial statements through December 31, 2017 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2018 have not been audited. Audited financial statements for the fiscal year 2018 will be available during the first quarter of 2019.

IRON BRIDGE MORTGAGE FUND

AVERAGE BALANCES AND YIELDS

	For the Three Months Ended								
	December 31, 2018			September 30, 2018			December 31, 2017		
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets									
Bank deposits	$ 690,305	-	-	$ 657,952	-	-	$ 681,377	-	-
Portfolio loans	73,853,481	$ 2,684,209	14.420%	72,656,095	$ 2,681,712	14.804%	69,710,604	$ 2,547,439	14.617%
Total interest-earning assets	74,543,786	2,684,209	14.286%	73,314,046	2,681,712	14.672%	70,391,981	2,547,439	14.476%
Allowance for loan losses	(901,199)			(908,709)			(890,272)		
Non-interest earning assets (3)	9,304,785			8,437,618			4,693,863		
Total Assets	82,947,371			80,842,955			74,195,572		
Interest-bearing liabilities									
Junior Notes	28,175,685	568,024	7.998%	27,318,090	550,764	8.087%	33,834,611	682,311	8.066%
Senior Notes	7,599,941	115,020	6.004%	5,018,519	75,897	6.066%	-	-	-
Bank Borrowings	26,695,452	429,998	6.390%	27,738,454	432,232	6.250%	20,291,422	300,769	5.929%
Total interest-bearing liabilities	62,471,078	1,113,042	7.069%	60,075,064	1,058,893	7.070%	54,126,033	983,080	7.265%
Non-interest bearing liabilities (4)	473,553			536,020			393,719		
Shareholders' equity	20,002,741			20,231,872			19,675,819		
Total liabilities and shareholders' equity	$ 82,947,371			$ 80,842,955			$ 74,195,572		
Net interest income		$ 1,571,167			$ 1,622,819			$ 1,564,359	
Net Interest rate spread (5)			7.217%			7.602%			7.211%
Net interest margin (6)			8.362%			8.878%			8.889%
Ratio of interest-earning assets to interest bearing liabilities			1.19			1.22			1.30

Footnotes

(1) Average balances are the daily average unpaid principal balance of interest-earning assets and interest-bearing liabilities and include non-accruing loan balances.

(2) Interest includes all Portfolio Loan fee income and interest received on such loans, including late fees and default interest, and discount points and origination fees that are accreted to income over the life of the loan. Bank Borrowings exclude loan origination fees in accordance with generally accepted accounting principles.

(3) Non-interest-earning assets include interest receivable, line of credit origination fees, unamortized loan origination discount and real estate held for sale.

(4) Non-interest-bearing liabilities include loan servicing fees payable, interest payable, management incentive fees payable, accounting fees payable, and refunds due borrower.

(5) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(6) Net interest margin represents net interest income divided by average total interest-earning assets.

IRON BRIDGE MORTGAGE FUND LLC
PORTFOLIO ANALYTICS

CAPITALIZATION	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Total Assets	$ 76,716,646	$ 73,748,589	$ 78,134,652	$ 73,828,401	$ 68,896,057	$ 76,589,916	$ 84,945,760	$ 78,340,801
Bank Debt (1)	$ 21,062,314	$ 18,485,522	$ 22,847,896	$ 19,014,052	$ 17,418,966	$ 23,743,771	$ 29,555,940	$ 20,778,689
Junior Notes	$ 36,132,766	$ 34,597,566	$ 33,695,207	$ 33,805,946	$ 27,418,329	$ 27,783,080	$ 27,473,529	$ 28,386,836
Senior Notes	$ -	$ -	$ -	$ -	$ 2,795,940	$ 4,058,857	$ 6,397,726	$ 8,066,007
Equity	$ 18,453,267	$ 19,737,127	$ 20,791,213	$ 20,205,127	$ 20,556,064	$ 20,117,644	$ 20,649,174	$ 20,324,113

PORTFOLIO YIELD	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Interest Coverage	2.6 X	2.8 X	3.1 X	2.7 X	2.9 X	2.9X	2.7X	2.6x
Average Portfolio Leverage (QTR)	73.3%	74.0%	72.3%	73.0%	71.5%	71.7%	74.3%	75.3%
Weighted Average Portfolio Yield (QTR) (2)	16.335%	16.018%	15.294%	14.617%	14.236%	15.207%	14.672%	14.286%
Weighted Average Yield - New Originations (QTR) (2)	15.900%	14.610%	14.880%	14.940%	15.427%	14.435%	14.446%	15.993%

AVERAGE DAILY BALANCES	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Average Portfolio Loans (UPB) (QTR)	$ 68,074,136	$ 69,059,461	$ 71,808,399	$ 69,710,604	$ 66,229,012	$ 64,646,101	$ 72,656,095	$ 73,853,481
Average Cash (QTR)	$ 518,369	$ 705,626	$ 678,156	$ 681,377	$ 659,855	$ 652,846	$ 657,952	$ 690,305
Average Cash Utilization (QTR) (3)	99.2%	99.0%	99.1%	99.0%	99.0%	99.0%	99.1%	99.1%

PORTFOLIO TURNOVER	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Loans Originated (QTR)	91	96	75	71	70	101	70	67
Loans Paid Off (QTR)	78	100	74	86	86	95	67	97
New REO Assets / Deeds in Lieu	3	1	3	0	1	2	0	5
Portfolio Loans	254	249	247	232	215	219	222	187
Total Historical Payoffs	1562	1663	1740	1826	1913	2010	2077	2179
Total Historical Originations	1816	1912	1987	2058	2128	2229	2299	2366

LOAN SIZE (UPB)	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Portfolio Loans (UPB)	$ 71,383,220	$ 69,970,319	$ 73,343,604	$ 68,410,996	$ 62,972,637	$ 68,254,153	$ 76,279,694	$ 68,590,539
Average Loan Size	$ 281,036	$ 281,005	$ 296,938	$ 294,875	$ 292,896	$ 311,663	$ 342,128	$ 366,794
Median Loan Size	$ 205,101	$ 205,500	$ 207,000	$ 199,000	$ 207,000	$ 207,281	$ 247,125	$ 254,190
TTM Average Loan Size	$ 263,088	$ 273,282	$ 283,141	$ 288,463	$ 291,428	$ 299,093	$ 310,390	$ 328,370
$0-$100,000	47	42	38	46	39	38	30	20
$100,001-$200,000	78	79	79	72	64	69	59	50
$200,001-$300,000	50	49	46	39	42	38	42	39
$300,001-$500,000	46	49	45	36	36	36	42	33
$500,001-$1,000,000	26	24	32	33	25	29	39	35
$1,000,000-$1,500,000	7	6	6	5	9	7	8	8
$1,500,000-$2,000,000	0	0	1	1	0	2	2	2

(1) Bank debt and total assets are net of line of credit origination fees.
(2) Weighted average portfolio yield first reported 3Q13 equals the gross annualized yield for each loan in the portfolio weighted by its unpaid principal balance (UPB).
(3) Average cash utilization is calculated using the average daily cash balance and average daily UPB.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

LOAN PERFORMANCE	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Performing Loans	241	238	235	216	203	213	214	183
New Delinquent Loans	4	3	6	4	5	0	3	2
Total Delinquent Loans	13	11	12	16	12	6	8	4
Total Historical Delinquent Loans	115	118	124	128	133	133	136	138
Performing Loans (UPB)	$ 64,829,688	$ 64,904,122	$ 67,622,781	$ 60,356,521	$ 57,123,411	$ 64,996,082	$ 73,406,766	$ 65,498,665
Total Delinquent (UPB)	$ 6,553,532	$ 5,066,197	$ 5,720,823	$ 8,054,475	$ 5,849,226	$ 3,258,071	$ 2,872,928	$ 3,091,874
Non-Performing Loans (UPB)	$ 4,816,646	$ 1,751,887	$ 2,496,739	$ 4,609,829	$ 1,953,870	$ 1,049,300	$ 294,146	$ 1,465,532
Non-Accruing Loans (UPB)	$ 1,736,886	$ 3,314,310	$ 3,224,084	$ 3,444,646	$ 3,895,356	$ 2,208,771	$ 2,578,782	$ 1,626,342
Provision for Loan Losses (QTR)	$ 42,680	$ 14,073	$ -	$ -	$ -	$ 10,000	$ 35,000	$ 45,275
Loan Charge Offs (QTR)	$ (25,224)	$ (78,600)	$ (213,126)	$ -	$ -	$ -	$ (8,729)	$ (155,869)
Allowance for loan losses	$ 1,167,924	$ 1,103,397	$ 890,272	$ 890,272	$ 890,272	$ 900,272	$ 926,542	$ 815,947
% UPB	1.6%	1.6%	1.2%	1.3%	1.4%	1.3%	1.2%	1.2%
Delinquent Loan Detail								
Total Non-Performing Loans	7	4	7	10	4	1	2	2
Total Non-Accuring Loans	6	7	5	6	8	5	6	2
Total Impaired Loans	0	0	0	0	0	0	0	0
% of Total (# of Loans)								
Performing	94.9%	95.6%	95.1%	93.1%	94.4%	97.3%	96.4%	97.9%
Total Delinquent	5.1%	4.4%	4.9%	6.9%	5.6%	2.7%	3.6%	2.1%
Non-Performing	2.8%	1.6%	2.8%	4.3%	1.9%	0.5%	0.9%	1.1%
Non Accruing	2.4%	2.8%	2.0%	2.6%	3.7%	2.3%	2.7%	1.1%
% of Total UPB								
Performing	90.8%	92.8%	92.2%	88.2%	90.7%	95.2%	96.2%	95.5%
Total Delinquent	9.2%	7.2%	7.8%	11.8%	9.3%	4.8%	3.8%	4.5%
Non-Performing	6.7%	2.5%	3.4%	6.7%	3.1%	1.5%	0.4%	2.1%
Non Accruing	2.4%	4.7%	4.4%	5.0%	6.2%	3.2%	3.4%	2.4%
% of Total Asset								
Performing	84.5%	88.0%	86.5%	81.8%	82.9%	84.9%	86.4%	83.6%
Total Delinquent	8.5%	6.9%	7.3%	10.9%	8.5%	4.3%	3.4%	3.9%
Non-Performing	6.3%	2.4%	3.2%	6.2%	2.8%	1.4%	0.3%	1.9%
Non Accruing	2.3%	4.5%	4.1%	4.7%	5.7%	2.9%	3.0%	2.1%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

REO ASSETS	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
New REO Assets (QTR)	3	1	3	0	1	2	0	5
Sold REO Assets (QTR)	2	3	2	0	1	0	1	4
REO Assets Converted to Real Estate Held for Use	—	—	—	—	—	—	—	3
Total REO Assets (#)	8	6	7	7	7	9	8	6
Total REO Assets ($)	$ 4,262,735	$ 3,386,111	$ 3,827,675	$ 4,795,566	$ 5,672,235	$ 8,473,106	$ 8,853,754	$ 3,315,361
% of Total Assets	5.6%	4.6%	4.9%	6.5%	8.2%	11.1%	10.4%	4.2%
Total Historical REO Properties	28	29	32	32	33	35	35	40
Historical Foreclosures Reverted to Lender	21	21	22	22	23	24	24	27
Historical Deeds-in-Lieu of Foreclosure	7	8	10	10	10	11	11	13

Real Estate Assets Held for Use	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
New Held for Use Assets (QTR)	—	—	—	—	—	—	—	3
Sold Held for Use Assets (QTR)	—	—	—	—	—	—	—	0
Total Held for Use Assets (#)	—	—	—	—	—	—	—	3
Total Held for Use Assets ($)	—	—	—	—	—	—	—	$ 6,414,813
% of Total Assets	—	—	—	—	—	—	—	8.2%

PORTFOLIO AGE	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
# of Loans								
00-06 months	125	142	138	123	120	138	135	107
06-09 months	42	24	31	33	28	31	25	34
09-12 months	32	24	18	18	18	17	23	11
12+ months	55	59	60	58	49	33	39	35
% of Total (# of Loans)								
00-06 months	49%	57%	56%	53%	56%	63%	61%	57%
06-09 months	17%	10%	13%	14%	13%	14%	11%	18%
09-12 months	13%	10%	7%	8%	8%	8%	10%	6%
12+ months	22%	24%	24%	25%	23%	15%	18%	19%
Unpaid Principal Balance								
00-06 months	$ 31,104,581	$ 36,499,876	$ 32,723,355	$ 28,935,266	$ 30,629,046	$ 43,117,221	$ 47,616,937	$ 34,548,794
06-09 months	$ 10,696,943	$ 6,021,385	$ 12,341,007	$ 9,158,379	$ 8,942,245	$ 6,601,092	$ 8,476,165	$ 15,836,408
09-12 months	$ 8,490,646	$ 6,487,248	$ 5,085,818	$ 8,696,998	$ 4,403,432	$ 4,543,049	$ 5,113,705	$ 5,863,478
12+ months	$ 21,091,051	$ 20,961,809	$ 23,193,424	$ 21,620,353	$ 18,997,914	$ 13,992,791	$ 15,072,888	$ 12,341,859
% of Total (UPB)								
00-06 months	44%	52%	45%	42%	49%	63%	62%	50%
06-09 months	15%	9%	17%	13%	14%	10%	11%	23%
09-12 months	12%	9%	7%	13%	7%	7%	7%	9%
12+ months	30%	30%	32%	32%	30%	21%	20%	18%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PORTFOLIO LTV	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Active Loans (UPB)								
Unpaid Principal Balance (UPB)	$ 71,383,220	$ 69,970,319	$ 73,343,604	$ 68,410,996	$ 62,972,637	$ 68,254,153	$ 76,279,694	$ 68,590,539
Unfunded Loan Balance (4)	$ 10,042,862	$ 9,623,347	$ 8,828,847	$ 7,647,593	$ 8,998,193	$ 10,324,467	$ 9,497,776	$ 9,491,811
Est. After Repair Value ($)	$ 116,049,500	$ 117,258,500	$ 120,431,500	$ 112,062,500	$ 108,844,500	$ 120,603,500	$ 131,550,000	$ 118,625,000
Loan-to-Value (Fully Funded) (5)	70%	68%	68%	68%	66%	65%	65%	66%
Paid Off Loans (UPB) (QTR)								
Unpaid Principal Balance (UPB)	$ 20,690,583	$ 24,364,144	$ 18,012,507	$ 23,826,888	$ 25,126,048	$ 28,014,906	$ 18,486,721	$ 29,526,730
Average Loan Size (UPB)	$ 265,264	$ 243,641	$ 243,412	$ 277,057	$ 292,163	$ 294,894	$ 275,921	$ 304,399.28
Average Loan Size (UPB , Trailing 12 Months)	$ 240,189	$ 245,148	$ 252,343	$ 257,344	$ 264,068	$ 276,882	$ 285,009	$ 291,844
Properties Sold - Retail (QTR) (6)								
Unpaid Principal Balance (UPB)	$ 16,293,707	$ 19,257,315	$ 16,309,947	$ 16,436,166	$ 22,500,289	$ 22,488,694	$ 16,153,215	$ 23,976,997
Original "After Repair" Loan to Value	65%	71%	63%	64%	67%	66%	65%	66%
Actual Sale Price	$ 26,208,124	$ 32,234,814	$ 28,248,386	$ 27,437,631	$ 36,168,289	$ 36,352,003	$ 24,890,858	$ 37,274,453
Actual Loan-to-Sales Price (LTV)	62%	60%	58%	60%	62%	62%	65%	64%
Properties Sold (# of Loans)	59	76	64	64	76	69	56	83
Refinanced Loans & Wholesaled Properties (QTR) (6)							67.00	
Unpaid Principal Balance (UPB)	$ 4,396,876	$ 5,106,829	$ 1,702,560	$ 7,390,722	$ 2,625,759	$ 5,526,212	$ 2,333,506	$ 5,549,733
Loans Refinanced & Wholesaled (# of Loans)	19	24	10	22	10	26	11	14

BORROWER CONCENTRATION	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Portfolio Borrowers	151	160	152	151	142	133	147	135
Avg. Loans / Borrower	1.7	1.6	1.6	1.5	1.5	1.6	1.5	1.4
Avg. % of Portfolio UPB per Borrower	1%	1%	1%	1%	1%	1%	1%	1%
Top Borrower (% of UPB)	6%	6%	7%	8%	7%	7%	8%	8%
Top 3 Borrowers (% of UPB)	13%	13%	15%	17%	14%	19%	16%	18%

(4) Unfunded Loan Balance is comprised of construction funds that have been approved but not yet dispersed.
(5) Estimated Loan-to-Value assumes all loans are fully funded and improvements to real estate have been completed. Value is based on After Repair Value (ARV).
(6) Prior to 2014, loans that were paid off through a refinance (property not sold) were included in paid off loans using our ARV quicksale estimate as the sales price. As of 1Q14, refinanced loans

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PROJECT TYPE	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
# of Loans								
SFR - Rehab	194	202	201	187	179	193	194	159
SFR - New Construction	35	30	33	34	27	25	26	18
MFR - Rehab (7)	18	16	13	11	8	1	1	6
MFR - New Construction	1	1	0	0	0	0	1	1
Commercial	0	0	0	0	0	0	0	1
Land Entitlements	5	0	0	0	1	0	0	2
Wholesale	1	0	0	0	0	0	0	0
% of UPB								
SFR - Rehab	72%	73%	73%	74%	77%	83%	83%	84%
SFR - New Construction	21%	22%	23%	24%	20%	15%	15%	13%
MFR - Rehab	5%	4%	3%	2%	3%	2%	2%	2%
MFR - New Construction	1%	<1%	0%	0%	0%	0%	1%	1%
Commerical	0%	0%	0%	0%	0%	0%	0%	0%
Land Entitlements	1%	0%	0%	0%	<1%	0%	0%	0%
Wholesale	<1%	0%	0%	0%	0%	0%	0%	0%
COLLATERAL GEOGRAPHY	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
CALIFORNIA								
# of Active Loans	57	55	51	46	47	48	52	59
% of Total UPB	35%	34%	35%	39%	43%	46%	47%	53%
# of Paid Off Loans (QTR)	13	19	17	14	16	22	18	20
% of Paid Off UPB	28%	34%	29%	21%	35%	42%	44%	35%
COLORADO								
# of Active Loans	7	11	9	10	9	12	18	15
% of Total UPB	5%	6%	5%	6%	7%	7%	10%	9%
# of Paid Off Loans (QTR)	3	2	3	3	3	3	1	6
% of Paid Off UPB	16%	3%	9%	6%	5%	5%	3%	9%
CONNECTICUT								
# of Active Loans	—	—	—	—	—	2	1	1
% of Total UPB	—	—	—	—	—	<1%	<1%	<1%
# of Paid Off Loans (QTR)	1	—	—	—	—	—	1	—
% of Paid Off UPB	1%	—	—	—	—	—	<1%	—
FLORIDA								
# of Active Loans	1	2	3	5	3	4	4	3
% of Total UPB	<1%	<1%	1%	1%	1%	1%	2%	2%
# of Paid Off Loans (QTR)	—	2	—	2	2	2	1	3
% of Paid Off UPB	—	1%	—	1%	1%	1%	<1%	2%
GEORGIA								
# of Active Loans	2	2	3	1	4	5	1	1
% of Total UPB	<1%	<1%	<1%	<1%	1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	—	2	—	3	—	1	4	1
% of Paid Off UPB	—	1%	—	1%	—	<1%	3%	<1%

(7) Multi family residential is defined as consisting of 5 or more residential units. Prior to Q2:2018 multi-family loans included any projects with 2 or more units.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
ILLINOIS								
# of Active Loans	75	62	52	55	46	41	40	23
% of Total UPB	17%	16%	12%	13%	12%	11%	9%	6%
# of Paid Off Loans (QTR)	17	25	23	14	16	19	7	15
% of Paid Off UPB	12%	13%	22%	10%	8%	10%	6%	7%
INDIANA								
# of Active Loans	1	1	1	3	2	1	1	1
% of Total UPB	<1%	<1%	<1%	1%	<1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	2	1	—	—	1	2	—	1
% of Paid Off UPB	0	<1%	—	—	1%	1%	—	<1%
LOUISIANA								
# of Active Loans (EOQ)	—	—	—	—	—	—	1	2
% of Total UPB	—	—	—	—	—	—	<1%	1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	—
MASSACHUSETTS								
# of Active Loans	2	3	3	3	4	—	1	—
% of Total UPB	1%	1%	1%	1%	2%	—	<1%	—
# of Paid Off Loans (QTR)	—	—	—	—	—	5	—	1
% of Paid Off UPB	—	—	—	—	—	4%	—	1%
MISSOURI								
# of Active Loans	—	—	—	—	—	—	—	1
% of Total UPB	—	—	—	—	—	—	—	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	—
NEW JERSEY								
# of Active Loans	4	4	3	3	7	7	5	2
% of Total UPB	<1%	<1%	<1%	<1%	1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	1	3	3	1	2	2	2	3
% of Paid Off UPB	<1%	1%	1%	<1%	1%	1%	1%	1%
NORTH CAROLINA								
# of Active Loans	2	1	1	2	2	3	1	1
% of Total UPB	<1%	<1%	<1%	<1%	1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	—	1	—	1	—	—	2	1
% of Paid Off UPB	—	<1%	—	1%	—	—	<1%	1%
OKLAHOMA								
# of Active Loans	—	1	1	1	—	—	—	—
% of Total UPB	—	<1%	<1%	<1%	—	—	—	—
# of Paid Off Loans (QTR)	—	—	—	—	1	—	—	—
% of Paid Off UPB	—	—	—	—	1%	—	—	—

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
OREGON								
# of Active Loans	69	68	77	59	51	50	47	39
% of Total UPB	30%	29%	32%	24%	22%	20%	18%	16%
# of Paid Off Loans (QTR)	24	30	14	32	27	24	17	23
% of Paid Off UPB	29%	35%	24%	47%	32%	26%	27%	29%
PENNSYLVANIA								
# of Active Loans	7	6	5	6	4	2	1	1
% of Total UPB	1%	1%	1%	1%	<1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	1	2	1	2	3	2	1	—
% of Paid Off UPB	1%	1%	1%	1%	1%	1%	<1%	—
SOUTH CAROLINA								
# of Active Loans	—	2	5	4	4	5	6	5
% of Total UPB	—	<1%	1%	<1%	<1%	1%	1%	2%
# of Paid Off Loans (QTR)	2	—	—	2	1	—	—	3
% of Paid Off UPB	<1%	—	—	1%	<1%	—	—	1%
TENNESSEE								
# of Active Loans	—	—	—	1	2	2	2	2
% of Total UPB	—	—	—	<1%	<1%	<1%	<1%	1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	1	—
% of Paid Off UPB	—	—	—	—	—	—	<1%	—
TEXAS								
# of Active Loans	1	3	5	6	7	10	11	6
% of Total UPB	<1%	1%	1%	2%	2%	3%	3%	1%
# of Paid Off Loans (QTR)	1	1	—	3	2	1	2	7
% of Paid Off UPB	0	1%	—	2%	2%	1%	2%	5%
VIRGINA								
# of Active Loans	—	—	3	3	3	2	1	1
% of Total UPB	—	—	<1%	1%	<1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	1	1	—
% of Paid Off UPB	—	—	—	—	—	1%	1%	—
WASHINGTON								
# of Active Loans	26	28	25	24	20	25	29	24
% of Total UPB	10%	10%	9%	9%	6%	6%	7%	7%
# of Paid Off Loans (QTR)	13	12	13	9	12	11	9	13
% of Paid Off UPB	10%	10%	14%	8%	12%	7%	10%	9%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.